UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO
SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from   to

Commission file number:  1-11083

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Boston Scientific Corporation
401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Boston Scientific Corporation
One Boston Scientific Place
Natick, MA 01760-1537

Audited Financial Statements
and Supplemental Schedules

Boston Scientific Corporation
401(k) Retirement Savings Plan

Year ended December 31, 2008

Boston Scientific Corporation 401(k) Retirement Savings Plan

Audited Financial Statements
and Supplemental Schedules

Year Ended December 31, 2008

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to the Financial Statements	4-12

Supplemental Schedules

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions	13
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	14-15

Report of Independent Registered Public Accounting Firm

The 401(k) Plan Administrative and Investment Committee and Participants
Boston Scientific Corporation 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Boston Scientific Corporation 401(k) Retirement Savings Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedules of delinquent participant contributions and assets (held at end of year) as of December 31, 2008 are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  These supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP
Boston, Massachusetts
June 26, 2009

Boston Scientific Corporation 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2008	2007

Assets
Investments (at fair value)	$1,122,655,737	$902,726,335
Receivables:
Participant contributions	1,684,305	2,113,301
Employer contributions	6,439,284	5,183,854
	8,123,589	7,297,155

Net assets available for benefits, at fair value	1,130,779,326	910,023,490

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	6,655,366	(705,239)

Net assets available for benefits	$1,137,434,692	$909,318,251

See accompanying notes

Boston Scientific Corporation 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

Additions:

Investment income:
Dividends	$32,400,606
Interest	5,985,294
Net depreciation in fair value of investments	(488,385,828)
(449,999,928)

Contributions:
Participants	76,176,402
Employer	54,046,792
Participant rollovers	3,917,936
134,141,130

Transfers from other plan	705,498,065

Total additions	389,639,267

Deductions:

Benefits payments	161,148,573
Administrative expenses	374,253

Total deductions	161,522,826

Net increase	228,116,441

Net assets available for benefits:

Beginning of year	909,318,251
End of year	$1,137,434,692

See accompanying notes

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements

December 31, 2008

1.    DESCRIPTION OF THE PLAN

The following description of the Boston Scientific Corporation (the “Company”) 401(k) Retirement Savings Plan, as amended (the “Plan”), provides only general information.  Participants should refer to the Summary Plan Description and the Plan documents for a more complete description of the Plan’s provisions. Copies of these documents are available from the 401(k) Plan Administrative and Investment Committee (the “Committee”).  Capitalized terms used in this description shall each have the meanings set forth in the Plan.

General
The Plan is a defined contribution plan covering all Eligible Employees, as defined in the Plan documents, who have completed thirty days of service and have attained eighteen years of age.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administered by the Committee, whose members are appointed by the Board of Directors of the Company.  Vanguard Fiduciary Trust Company is a fiduciary and trustee of the Plan and also serves as the record keeper of each Plan Participant’s account.

In June 2008, the assets of the Guidant Employee Savings and Stock Ownership Plan merged into the Plan, and total assets of $705,498,065 were transferred into the Plan.  These assets are reflected as “Transfers from other plan” line within the Statement of Changes in Net Assets Available for Benefits.

During 2007, Boston Scientific announced its intention to divest certain of its non-strategic business units. The Plan was amended to give the Committee the discretion to allow the affected employees of each divested business to roll over their 401(k) loans and underlying account assets to their new employers’ 401(k) plans.  Also, affected Eligible Employees as of December 31, 2007 became fully vested in a special one-time contribution made by the Company during 2004.

Contributions
An Eligible Employee may contribute between 1% and 25% of his or her Eligible Compensation to the Plan on a pre-tax basis, up to established federal limits indexed annually. The Plan also permits an after-tax contribution feature (“Roth”). If elected, Roth contributions are combined with all annual pre-tax contributions in determining the maximum amount which a Participant may contribute in Elective Deferrals each year. In addition, a Participant may contribute between 1% and 10% of his or her compensation on a traditional after-tax basis each year.

The Plan provides for “Automatic Enrollments”, whereby an Eligible Employee who completes an Hour of Service with the Company and who would otherwise have been Eligible to make Elective Deferrals but did not,

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements (continued)

1.    DESCRIPTION OF THE PLAN (CONTINUED)

Contributions (Continued)
is enrolled in the Plan sixty (60) days after he or she satisfies the Plan’s eligibility requirements. This feature automatically enrolls each Participant into the Plan at a default rate of 2% of his or her Eligible Compensation on a pre-tax basis for the first year.  Contributions are allocated to the Qualified Default Investment Alternative (“QDIA”).  Following the first year, the rate of contribution of an Eligible Employee’s Compensation under the automatic enrollment increases annually in 1% increments, up to a maximum of 6% in the fifth plan year in which the automatic compensation is in effect.  Participants receive advance notice of their right to elect out of both of these automatic Plan features, and are permitted to stop or change either feature at any time.

Effective October 1, 2008, Vanguard Target Retirement Funds were added to the Plan’s investment options and became the QDIA for the Plan. Target Retirement Funds replace the Retirement Savings Trust as the Plan’s default fund. In the event contributions are made on behalf of a Participant for which there are no fund allocations, the contributions and any associated matching contribution will be allocated to the applicable Target Retirement Fund that is closest to the Participant’s date he or she attains age 65.

The Company matches 200% of the elective pre-tax and Roth contributions for the first 2% of the Participant’s compensation during the Plan year and 50% of the elective pretax and Roth contributions thereafter up to a maximum of 6% of the Participant’s compensation. The Company has the right under the Plan to discontinue or modify its matching contributions at any time.

The Company’s Board of Directors may approve additional discretionary contributions to the Plan. In accordance with the Plan, employees with three or more years of credited service on December 31, 1992 will be fully vested in any contributions and all other employees will become fully vested in any such contributions after five years of credited service (20% vesting after each year) or as of December 31, 2007, whichever occurs first for discretionary contributions only.  No additional discretionary contributions were made during 2007 or 2008.

The Plan includes a Boston Scientific common stock fund feature.  The Plan also includes a Pfizer Common Stock fund which was transferred from the Pfizer Savings and Investment Plan on behalf of former employees of Schneider Worldwide, following the Company’s acquisition in September 1998.  No additional contributions can be made to the Pfizer Common Stock Fund, and earnings within this fund are allocated in accordance with the Participant’s current investment elections under the Plan.  A Participant can transfer amounts out of the Pfizer Common Stock Fund to other investment funds within the Plan.

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements (continued)

1.    DESCRIPTION OF THE PLAN (CONTINUED)

Participant Accounts and Vesting
A Participant can allocate his or her account among various investment funds.  Each Participant’s account is credited with the Participant’s contribution, the Company’s contribution, and an allocation of the earnings and  losses for the Participant’s particular investment funds. Each Participant is fully vested immediately in his or her account for regular contributions, except as discussed above regarding discretionary contributions which becomes fully vested after five years of credited service (20% vesting after each year).

Participant Loans
Subject to certain limitations, a Participant may borrow from his or her account a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50 percent of his or her vested account balance.  Loan terms range from one to five years in most instances, or up to ten years if the loan is for the purchase of a primary residence.  However, Participants of the defined contribution plans of acquired companies may retain the loan terms granted under their former plans.  Loans are secured by the balance in the Participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Committee. Principal and interest are repaid ratably through automatic payroll deductions.

Effective January 1, 2006, the number of loans permitted to be outstanding per Participant has been reduced to one.  All outstanding loans as of December 31, 2005 were grandfathered, and only new loan requests made on or after January 1, 2006 are subject to this rule.

Payment of Benefits
All benefit payments, including balances in the common stock funds, are made in the form of a lump-sum cash distribution equal to the value of the Participant’s account, whether as cash distributions or rollovers. If a terminated Participant’s account is valued at and remains in excess of $5,000 (less any rollover amounts), the Participant has the option of leaving the funds invested in the Plan until attaining the age of 62. While employed at the Company, a Participant may withdraw all or a portion of his or her elective contributions to the extent necessary to meet a Financial Hardship, as defined in the Plan, not to exceed one financial hardship withdrawal per year.

Participants may make withdrawals for any reason after attaining age 59 ½. Disabled Participants, as defined in the Company’s group long-term disability contract, are allowed to make withdrawals at any time regardless of age. The Plan also allows withdrawals regardless of age from Participant’s after-tax and rollover accounts for any reason.

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements (continued)

1.    DESCRIPTION OF THE PLAN (CONTINUED)

Forfeitures
At December 31, 2008 and 2007, forfeited non-vested accounts totaled $3,213,804 and $2,132,462, respectively. The increase during 2008 is attributable to forfeitures transferred from the Guidant Employee Savings and Stock Ownership Plan relating to discretionary contributions.  These amounts will be used to (a) restore any amount previously forfeited as required by applicable regulations; (b) pay reasonable expenses of administering the Plan; and (c) reduce future employer matching contributions. In 2008, Employer contributions were reduced by forfeited non-vested accounts in the amount of $1,101,494.

Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or the Company, in accordance with the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees. Expenses relating to purchases, sales or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by the Company.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, the assets shall be liquidated and distributed in accordance with the provisions of the Plan and as prescribed by ERISA and the regulations pursuant thereto. Upon termination of the Plan the Participants will become fully vested in their account.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accounting records of the Plan are maintained on the accrual basis of accounting in accordance with U.S.  generally accepted accounting principles.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).  See Note 4 for further discussion of fair value measurements.

The Vanguard Retirement Savings Trust III and Invesco Stable Fund are tax-exempt collective trusts that invest in fully benefit-responsive investment contracts issued by insurance companies and commercial banks, and similar types of fixed principal investments. These investment contracts are recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statement of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements (continued)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment Valuation and Income Recognition (continued)
participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date.  Capital gain distributions are included in dividend income.

New Accounting Pronouncement
In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS 157, Fair Value Measurements. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Additionally, in October 2008, the FASB issued FASB Staff Position 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (FSP 157-3). FSP 157-3 clarifies the application of SFAS 157 in markets that are not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for an asset is not active. The guidance in FSP 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The Plan adopted SFAS 157 effective January 1, 2008 and FSP 157-3 upon issuance in October 2008.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

3.    INVESTMENTS

The following investments represent five percent or more of the Plan’s net assets available for benefits.

	December 31,
	2008	2007
Common Stock:
Boston Scientific Corporation Common Stock Fund	$156,473,223	$75,616,050
Mutual Funds:
Vanguard 500 Index Fund Investor Shares	142,485,655	150,763,243
Vanguard International Growth Fund	114,091,414	117,145,837
Vanguard Growth Index Fund Investor Shares	93,436,268	90,488,675
Vanguard Wellington Fund Investor Shares	79,894,440	109,890,295

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements (continued)

3.    INVESTMENTS (CONTINUED)

Mutual Funds (continued):
Vanguard Windsor II Fund Investor Shares	73,294,033		89,365,535
Vanguard Total Bond Market Index Fund	71,265,616		54,473,399
T. Rowe Price Small-Cap Stock Fund	63,915,499		*
Vanguard Mid-Cap Growth Fund	*		64,040,566
Common Collective Trust Funds:
Vanguard Retirement Savings Trust III (fair value)	$133,707,220	$	*
Vanguard Retirement Savings Trust (fair value)	*		93,205,937
Invesco Stable Value Trust (fair value)	102,319,702		*

* Amount did not exceed five percent of the Plan’s net assets in the year noted.

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $488,385,828 as follows:

Mutual funds	$(390,456,747)
Common stock	(97,929,081)
Net depreciation in fair value of investments	$(488,385,828)

4.    FAIR VALUE MEASUREMENTS

The Plan adopted SFAS 157, Fair Value Measurements, effective January 1, 2008. In addition, the Plan adopted FSP 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active, upon its issuance in October 2008.

SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). SFAS 157 includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements (continued)

4.    FAIR VALUE MEASUREMENTS (CONTINUED)

–	quoted prices for similar assets and liabilities in active markets
–	quoted prices for identical or similar assets or liabilities in markets that are not active
–	observable inputs other than quoted prices that are used in the valuation of the asset, or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)
–	inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based upon the lowest level input that is significant to the fair value measurement in its entirety.

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value.  The Plan’s valuation methodology used to measure the fair value of common stock and mutual funds were derived from quoted market prices as substantially all of these instruments have active markets.  Investments in common/collective trust funds are stated at fair value based on the year end market value of each unit held, which is derived from the market value of the underlying net assets disclosed in the audited financial statements of the trusts.  The valuation techniques used to measure fair value of participant loans below, all of which mature by the end of 2020 and are secured by vested account balances of borrowing participants, are stated at the outstanding principal balance plus accrued interest, which approximates fair value.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments carried at fair value as of December 31, 2008.

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Common stock	$159,729,964	$—	$—	$159,729,964
Common/collective trust funds	—	236,026,922	—	236,026,922
Mutual funds	706,220,368	—	—	706,220,368
Loans to participants	—	—	20,678,483	20,678,483
Total investments at fair value	$865,950,332	$236,026,922	$20,678,483	$1,122,655,737

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements (continued)

4.    FAIR VALUE MEASUREMENTS (CONTINUED)

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2008.

Particpant Loans

Balance, beginning of year	$19,012,999
Realized gains/(losses)	—
Unrealized gains/(losses) relating to instruments still held at the reporting date	—
Purchases, sales, issuances and settlements (net)	1,665,484
Transfers in and/or out of Level 3	—
Balance, end of year	$20,678,483

5.    TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan invests in certain funds managed by an affiliate of Vanguard Fiduciary Trust Company (“Vanguard”).  As noted in Note 1, Vanguard is a fiduciary of the Plan and also serves as the record keeper to maintain the individual accounts of each Plan participant.  The Plan also invests in the common stock of the Company. Transactions in these investments qualify as party-in-interest transactions, however, they are exempt from the prohibited transaction rules under ERISA.  Fees for legal, accounting and other services rendered during the year by parties-in-interest were paid by the Company.

6.    RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, overall market volatility and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statements of net assets available for benefits.  During 2008, net depreciation in fair value of investments totaled $488,385,828 due to significant market volatility, that was due in part to a general decline in the global economy.

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements (continued)

7.    INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated March 4, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status.  Subsequent to this determination by the IRS, the Plan was amended.   The Company is committed to ensuring that the Plan is compliant with the Code, and has indicated that it will perform requisite actions to rectify any instances of non-compliance should such actions be warranted.

8.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to Form 5500 as of December 31, 2008 and 2007:

	December 31,
	2008	2007

Net assets available for benefits per the financial
Statements	$1,137,434,692	$909,318,251
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(6,655,366)	705,239
Deemed distributions	(124,614)	(136,724)
Net assets available for benefits per Form 5500	$1,130,654,712	$909,886,766

9.    DELINQUENT PARTICIPANT CONTRIBUTIONS

During 2008, the Company was untimely in remitting certain participant contributions in the amount of $39,645. Late remittances of participant contributions constitute a prohibited transaction under ERISA section 406, regardless of materiality. The Company remitted the delinquent participant contributions to the Plan by December 31, 2008 and reimbursed the Plan for $113 of lost earnings associated with the delinquent participant contributions. Related excise taxes were paid by the Company.

Boston Scientific Corporation 401(k) Retirement Savings Plan
EIN #04-2695240
Plan #001

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

Year Ended December 31, 2008

Participant Contributions Transferred Late to Plan	Total That Constitutes Nonexempt Prohibited Transactions

$ 39,645	$ 39,645(1)

(1)
Represents delinquent participant contributions and loan repayments from one off-cycle pay period in 2008. The Company remitted lost earnings to the Plan and filed Form 5330, Return of Excise Taxes Related to Employee Benefit Plans, during 2008.

Boston Scientific Corporation 401(k) Retirement Savings Plan
EIN #04-2695240
Plan #001

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2008

		Current
Identity of Issue	Shares or Units	Value

Mutual Funds:
* Vanguard Group:
500 Index Fund Investor Shares	1,714,835	$142,485,655
International Growth Fund	9,351,755	114,091,414
Growth Index Fund Investor Shares	4,605,040	93,436,268
Wellington Fund Investor Shares	3,270,341	79,894,440
Windsor II Fund Investor Shares	3,835,376	73,294,033
Total Bond Market Index Fund	7,000,552	71,265,616
Mid-Cap Growth Fund	3,434,772	38,160,319
Target Retirement 2025	187,923	1,742,045
Target Retirement 2015	158,442	1,513,121
Target Retirement 2020	89,964	1,490,703
Target Retirement 2035	145,049	1,341,700
Target Retirement 2030	52,911	822,234
Target Retirement 2040	29,692	449,245
Target Retirement Income	44,371	422,415
Target Retirement 2045	31,892	305,204
Target Retirement 2010	9,423	165,939
Target Retirement 2050	9,115	138,372
Target Retirement 2005	5,109	49,509
T. Rowe Price Small-Cap Stock Fund	3,274,360	63,915,499
Cohen & Steers Realty Shares Institutional	883,020	21,236,637
*Common Collective Trust Fund:
Vanguard Retirement Savings Trust III	135,455,209	133,707,220
Stable Value Trust Fund:
Invesco Stable Value Trust	107,227,079	102,319,702

* Indicates party-in-interest to the Plan.

Boston Scientific Corporation 401(k) Retirement Savings Plan
EIN #04-2695240
Plan #001

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2008

		Current
Identity of Issue	Shares or Units	Value

*Boston Scientific Corporation Common Stock Fund	20,216,179	156,473,223

Pfizer Common Stock Fund	183,893	3,256,741

*Participants’ notes receivable, interest rates 4.99% - 10.00%		20,678,483

		$1,122,655,737

* Indicates party-in-interest to the Plan.

Note: Cost information is not presented because all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Boston Scientific Corporation 401(k) Retirement Savings Plan

Date: June 29, 2009	By:	/s/ Richard Duffy
Richard Duffy
Member, 401(k) Plan Administrative and Investment Committee

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Auditors